FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

August 3, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinVolution Group (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 25, 2023
File No. 001-38269

Dear Mr. McNamara and Ms. Thompson,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

1.

We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 3, 2023

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that it relied on the beneficial ownership schedules (i.e., Schedules 13D and 13G beneficial ownership reports and the amendments thereto) filed by the Company’s major shareholders. As such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Company’s register of members as well as Schedules 13D and 13G beneficial ownership reports and the amendments thereto filed by the Company’s major shareholders, other than (i) PPD Investment Limited, (ii) Metallica Holding Limited, and (iii) Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC (collectively, the “Susquehanna Entities”), no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Additionally, based on the examination of the EDGAR public filings, none of PPD Investment Limited, Metallica Holding Limited or the Susquehanna Entities was owned or controlled by a governmental entity of mainland China. PPD Investment Limited is wholly owned and controlled by Mr. Shaofeng Gu, one of the co-founders, chairman of the board of directors and chief innovation officer of the Company. Metallica Holding Limited is wholly owned and controlled by Mr. Jun Zhang, one of the co-founders and directors of the Company. Based on the examination of other publicly available information, such as the website of the Susquehanna Entities, to the best of the Company’s knowledge, the Susquehanna Entities are not owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, the Company’s operating subsidiaries incorporated in mainland China, Indonesia and the Philippines are wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, the Company is the primary beneficiary of its consolidated variable interest entities and their subsidiaries. The Company has the power to direct the activities that most significantly impact the economic performance of its consolidated variable interest entities and their subsidiaries and the obligation to absorb losses or the right to receive benefits of its consolidated variable interest entities and their subsidiaries that could potentially be significant to its consolidated variable interest entities and their subsidiaries. As disclosed in the 2022 Form 20-F and based on the registers of members of these consolidated variable interest entities, the shareholders of the Company’s consolidated variable interest entities are natural persons, who are the co-founders of the Company or their family relatives. Therefore, the Company’s consolidated variable interest entities and their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated variable interest entities and their subsidiaries.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 3, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of March 31, 2023, its shareholders of record included: (i) Citi (Nominees) Limited, (ii) special purpose vehicles wholly owned or controlled by certain natural persons, and (iii) institutional shareholders. Citi (Nominees) Limited is controlled by Citibank, N.A., which is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on Schedules 13D and 13G beneficial ownership reports and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. All institutional shareholders recorded on the Company’s register of members were involved in the Company’s pre-IPO equity financings and the related activities. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by these institutional shareholders, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

In addition, the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Indonesia and the Philippines. Except for the Company’s consolidated variable interest entities and their subsidiaries, PT Pembiayaan Digital Indonesia, WeFund Lending Corp. and Lightning Financing Company Inc., the Company holds 100% equity interests in such consolidated foreign operating entities. As disclosed in the 2022 Form 20-F, the Company’s consolidated variable interest entities include Beijing Paipairongxin Investment Consulting Co., Ltd., Shanghai Zihe Information Technology Group Co., Ltd. and Shanghai Ledao Technology Co., Ltd., and the shareholders of these consolidated variable interest entities are all natural persons. As for PT Pembiayaan Digital Indonesia, an operating entity incorporated in Indonesia, 80% of its equity interests is ultimately held by the Company and the remaining 20% is held by an independent third party, and it has been confirmed by this independent third party that no governmental entities own any of its equity interests. As for each of WeFund Lending Corp. and Lightning Financing Company Inc., an operating entity incorporated in the Philippines, 99.999% of its equity interests is ultimately held by the Company and the remaining 0.001% is held by certain natural persons. Therefore, to the best of the Company’s knowledge, no governmental entities in mainland China, Indonesia and the Philippines own shares of the Company’s consolidated foreign operating entities in the respective jurisdictions.

The Company believes it is reasonable and sufficient to rely on its register of members and Schedules 13D and 13G beneficial ownership reports and the amendments thereto, and it respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 3, 2023

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, (ii) employees of the Company, or (iii) outside directors. In terms of the employees of the Company, based on the employment profiles of the employees retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. The outside directors of the Company’s consolidated foreign operating entities also have represented to the Company that they are not officials of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “FinVolution Group or the consolidated variable interest entities.” We also note that your list of principal subsidiaries, consolidated variable interest entities and subsidiaries of consolidated variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

The Company respectfully submits to the Staff that, based on the analysis in the response to Comment 1, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, mainland China, Indonesia and the Philippines own shares of the Company and Company’s consolidated foreign operating entities in the respective jurisdictions.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 3, 2023

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in the response to Comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities. With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company or the equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

*    *    *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (21) 8030 3200 or xujiayuan@xinye.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jiayuan Xu
Jiayuan Xu
Chief Financial Officer

cc:	Tiezheng Li, Chief Executive Officer, FinVolution Group

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vivian Ma, Partner, PricewaterhouseCoopers Zhong Tian LLP

Steven Wu, Partner, PricewaterhouseCoopers Zhong Tian LLP